SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidders)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                   139 71R 108
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
595 Market Street, Suite 2100                  One Post Street, Suite 575
San Francisco, California 94105                San Francisco, California  94104
(415) 777-2186                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $267.25
         Form or Registration Number: Schedule TO (SEC File No. 5-57591) Filing Party: SUTTER OPPORTUNITY FUND 2, LLC
         Date Filed: April 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 296,948 Shares of Common Stock $0.01 par value (the "Shares") in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST, a Delaware corporation (the "Issuer"), the subject company. The Offer terminated on May 18, 2001. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchasers, of a total of 13,724 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 16,824 Shares, or approximately 3.4% of the total outstanding Shares. All of the foregoing share totals are calculated after giving effect to the Issuer's 1 for 3 reverse stock split.





























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



                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 29, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  --------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
------------------------
 ROBERT E. DIXON


























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